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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G

AMENDMENT NO 4

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pzena Investment Management, Inc.

(Name of Issuer)

Class A, Common Stock, par value $0.01 per share

(Title of Class of Securities)

74731Q103

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(c) [ X] Rule 13d-1(d) [] Rule 13d-1(b)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74731Q103 SCHEDULE 13G PAGE 2 OF 6 PAGES

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S.IDENTIFICATION NO. OF ABOVE PERSON
Antonio DeSpirito, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [ ]
(B) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5.	SOLE VOTING POWER
597,502

		6.	SHARED VOTING POWER
0
		7.	SOLE DISPOSITIVE POWER
597,502

		8.	SHARED DISPOSITIVE POWER
0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
597,502

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%
12.	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 74731Q103 SCHEDULE 13G PAGE 3 OF 6 PAGES

ITEM 1.

(a)	Name of Issuer: Pzena Investment Management, Inc.
(b)	Address of Issuer's Principal Executive Offices:

120 West 45th Street, 20th Fl
New York, NY 10036

ITEM 2.

(a)	Name of Person Filing: Antonio DeSpirito, III
(b)	Address of Principal Business Office or, if none, Residence:

c/o P.O. Box 698

Indian Lake, NY 12842
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Class A, Common Stock, par value $0.01 per share
(e)	CUSIP Number: 74731Q103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK
WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or Dealer registered under Section 15 of the Act
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act
(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act
(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940
(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act or under the laws of any State
(f)	[ ]	Employee Benefit Plan, Pension fund which is subject to the Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)
(g)	[ ]	Parent Holding Company or Control Person, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)	[ ]	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	[ ]	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j)	[ ]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to ss.240.13d-1(c), check this box [ ].

CUSIP NO. 74731Q103 SCHEDULE 13G PAGE 4 OF 6 PAGES

ITEM 4. OWNERSHIP

See Cover Page, Items 5 through 11.

The Reporting Person beneficially owns 597,502 shares of Class A Common Stock of the Issuer. The Reporting Person’s ownership represents approximately 4.6% of the outstanding shares of the Issuer’s Class A Common Stock at December 31, 2014.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employees benefit plan, pension fund or endowment fund is not required.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary. NOT APPLICABLE.

CUSIP NO. 74731Q103 SCHEDULE 13G PAGE 5 OF 6 PAGES

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. NOT APPLICABLE.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security report on will be filed, if required, by members of the group, in their individual capacity. NOT APPLICABLE.

ITEM 10. CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 74731Q103 SCHEDULE 13G PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

January 22, 2015

/s/ Antonio DeSpirito, III
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Antonio DeSpirito, III